# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NAVAN, INC., CIK 0001639723
CUSIP: 639193101
Title of class of securities: Class A Common Stock, $0.00000625 par value
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001675240

## Reporting persons
- AH Parallel Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,408,860; shared voting power 0; sole dispositive power 10,408,860; shared dispositive power 0; aggregate amount beneficially owned 10,408,860 (4.5% of the class)
- AH Equity Partners V (Parallel), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,408,860; shared voting power 0; sole dispositive power 10,408,860; shared dispositive power 0; aggregate amount beneficially owned 10,408,860 (4.5% of the class)
- Andreessen Horowitz Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,081,772; shared voting power 0; sole dispositive power 2,081,772; shared dispositive power 0; aggregate amount beneficially owned 2,081,772 (0.9% of the class)
- CLF Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 17,001; shared voting power 0; sole dispositive power 17,001; shared dispositive power 0; aggregate amount beneficially owned 17,001 (0% of the class)
- AH Equity Partners V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,098,773; shared voting power 0; sole dispositive power 2,098,773; shared dispositive power 0; aggregate amount beneficially owned 2,098,773 (0.9% of the class)
- Andreessen Horowitz LSV Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,757,090; shared voting power 0; sole dispositive power 6,757,090; shared dispositive power 0; aggregate amount beneficially owned 6,757,090 (2.9% of the class)
- AH Equity Partners LSV I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,757,090; shared voting power 0; sole dispositive power 6,757,090; shared dispositive power 0; aggregate amount beneficially owned 6,757,090 (2.9% of the class)
- Andreessen Horowitz LSV Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,323,480; shared voting power 0; sole dispositive power 7,323,480; shared dispositive power 0; aggregate amount beneficially owned 7,323,480 (3.1% of the class)
- AH Equity Partners LSV II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,323,480; shared voting power 0; sole dispositive power 7,323,480; shared dispositive power 0; aggregate amount beneficially owned 7,323,480 (3.1% of the class)
- Andreessen Horowitz LSV Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 607,161; shared voting power 0; sole dispositive power 607,161; shared dispositive power 0; aggregate amount beneficially owned 607,161 (0.3% of the class)
- AH Equity Partners LSV III, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 607,161; shared voting power 0; sole dispositive power 607,161; shared dispositive power 0; aggregate amount beneficially owned 607,161 (0.3% of the class)
- Marc L. Andreessen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,195,364; sole dispositive power 0; shared dispositive power 27,195,364; aggregate amount beneficially owned 27,195,364 (11.7% of the class)
- Benjamin A. Horowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,195,364; sole dispositive power 0; shared dispositive power 27,195,364; aggregate amount beneficially owned 27,195,364 (11.7% of the class)

## Item 1. Issuer
Name of issuer: NAVAN, INC.
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, CA, 94306.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

AH Parallel Fund V, L.P. ("AH Parallel V")
AH Equity Partners V (Parallel), L.L.C. ("AH Equity V Parallel")
Andreessen Horowitz Fund V, L.P. ("AH V")
CLF Partners, LP ("CLF")
AH Equity Partners V, L.L.C. ("AH EP V")
Andreessen Horowitz LSV Fund I, L.P. ("AH LSV I")
AH Equity Partners LSV I, L.L.C. ("AH EP LSV I")
Andreessen Horowitz LSV Fund II, L.P. ("AH LSV II")
AH Equity Partners LSV II, L.L.C. ("AH EP LSV II")
Andreessen Horowitz LSV Fund III, L.P. ("AH LSV III")
AH Equity Partners LSV III, L.L.C. ("AH EP LSV III")
Marc L. Andreessen ("Andreessen")
Benjamin A. Horowitz ("Horowitz")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

Andreessen Horowitz
2865 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship:
AH Parallel V Delaware
AH Equity V Parallel Delaware
AH V Delaware
CLF Delaware
AH EP V Delaware
AH LSV I Delaware
AH EP LSV I Delaware
AH LSV II Delaware
AH EP LSV II Delaware
AH LSV III Delaware
AH EP LSV III Delaware
Andreessen United States
Horowitz United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities includes (i) 10,408,860 shares of Class A common stock directly held by AH Parallel V for itself and as nominee of AH Parallel Fund V-A, L.P., AH Parallel Fund V-B, L.P., and AH Parallel Fund V-Q, L.P.; (ii) 2,081,772 shares of Class A common stock directly held by AH V for itself and as nominee of Andreessen Horowitz Fund V-A, L.P., Andreessen Horowitz Fund V-B, L.P. and Andreessen Horowitz Fund V-Q, L.P.; (iii) 17,001 shares of Class A common stock directly held by CLF; (iv) 6,757,090 shares of Class A common stock directly held by AH LSV I for itself and as nominee of Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.; (v) 7,323,480 shares of Class A common stock directly held by AH LSV II for itself and as nominee of Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P. and (vi) 607,161 shares of Class A common stock directly held by AH LSV III for itself and as nominee of Andreessen Horowitz LSV Fund III-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P. and AH 2022 Annual Fund-QC, L.P.

AH Equity V Parallel is the general partner of AH Parallel V and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel V for itself and as nominee of AH Parallel Fund V-A, L.P., AH Parallel Fund V-B, L.P., and AH Parallel Fund V-Q, L.P. Andreessen and Horowitz are managing members of AH Equity V Parallel and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH Parallel V for itself and as nominee.

AH EP V is the general partner of AH V and CLF and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH V for itself and as nominee of Andreessen Horowitz Fund V-A, L.P., Andreessen Horowitz Fund V-B, L.P. and Andreessen Horowitz Fund V-Q, L.P. and by CLF. Andreessen and Horowitz are managing members of AH EP V and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH V for itself and as nominee and by CLF.

AH EP LSV I is the general partner of AH LSV I and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH LSV I for itself and as nominee of Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P. Andreessen and Horowitz are managing members of AH EP LSV I and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH LSV I for itself and as nominee.

AH EP LSV II is the general partner of AH LSV II and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH LSV II for itself and as nominee of Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P. Andreessen and Horowitz are managing members of AH EP LSV II and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH LSV II for itself and as nominee.

AH EP LSV III is the general partner of AH LSV III and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH LSV III for itself and as nominee of Andreessen Horowitz LSV Fund III-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P. and AH 2022 Annual Fund-QC, L.P. Andreessen and Horowitz are managing members of AH EP LSV III and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH LSV III for itself and as nominee.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 233,339,369 shares of Class A common stock outstanding as of December 8, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on December 15, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of each of AH Parallel V, AH V, CLF, AH LSV I, AH LSV II, and AH LSV III and the limited liability company agreements of AH Equity V Parallel, AH EP V, AH EP LSV I, AH EP LSV II, and AH EP LSV III, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24.1 Power of Attorney for Marc L. Andreessen, dated June 23, 2023.

Exhibit 24.2 Power of Attorney for Benjamin A. Horowitz, dated June 22, 2023.

Exhibit 99.1 Joint Filing Agreement

## Signatures
- AH Parallel Fund V, L.P.: /s/ Phil Hathaway, By AH Equity Partners V (Parallel), L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (02/17/2026)
- AH Equity Partners V (Parallel), L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- Andreessen Horowitz Fund V, L.P.: /s/ Phil Hathaway, By AH Equity Partners V, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (02/17/2026)
- CLF Partners, LP: /s/ Phil Hathaway, By AH Equity Partners V, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- AH Equity Partners V, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- Andreessen Horowitz LSV Fund I, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV I, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 3) (02/17/2026)
- AH Equity Partners LSV I, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- Andreessen Horowitz LSV Fund II, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV II, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 4) (02/17/2026)
- AH Equity Partners LSV II, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- Andreessen Horowitz LSV Fund III, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV III, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 5) (02/17/2026)
- AH Equity Partners LSV III, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- Marc L. Andreessen: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (02/17/2026)
- Benjamin A. Horowitz: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (02/17/2026)
Comment: Note 1: AH Parallel Fund V, L.P. for itself and as nominee for AH Parallel Fund V-A, L.P., AH Parallel Fund V-B L.P. and AH Parallel Fund V-Q, L.P.

Note 2: Andreessen Horowitz Fund V, L.P. for itself and as nominee for Andreessen Horowitz Fund V-A, L.P., Andreessen Horowitz Fund V-B, L.P. and Andreessen Horowitz Fund V-Q, L.P.

Note 3: Andreessen Horowitz LSV Fund I, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

Note 4: Andreessen Horowitz LSV Fund II, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.

Note 5: Andreessen Horowitz LSV Fund III, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P. and AH 2022 Annual Fund-QC, L.P.